Euronav NV

De Gerlachekaai 20

2000 Antwerpen

Belgium

January 20, 2015

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549-7010

Re:	Euronav NV

Registration Statement on Form F-1 (No. 333-198625)

Ladies and Gentlemen:

The undersigned registrant hereby requests that the effectiveness of the above-captioned Registration Statement on Form F-1 filed with the U.S. Securities and Exchange Commission (the “Commission”) on September 8, 2014, as amended, be accelerated so that it will be made effective at 3:30 p.m. Eastern Time on January 22, 2015, or as soon thereafter as practicable, pursuant to Rule 461(a) of the Securities Act of 1933, as amended (the “Act”).

The undersigned registrant hereby acknowledges that (i) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the undersigned registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) the undersigned registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The undersigned registrant is aware of its obligations under the Act.

Yours faithfully, EURONAV NV

By:	/s/ Patrick Rodgers

Name: Patrick Rodgers Title: Chief Executive Officer (Principal Executive Officer)

Deutsche Bank Securities Inc.

60 Wall Street, 4th Floor

New York, New York 10005

Citigroup Global Markets Inc.

388 Greenwich Street, 34th Floor

New York, NY 10013

J.P. Morgan Securities LLC

383 Madison Avenue

New York, NY 10179

Morgan Stanley & Co. LLC

1585 Broadway

New York, NY 10036

January 20, 2015

VIA ELECTRONIC SUBMISSION

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549-7010

Re:	Euronav NV

Registration Statement Filed on Form F-1

Registration No. 333-198625

Ladies and Gentlemen:

Pursuant to Rule 460 under the Securities Act of 1933, we, as representatives of the several Underwriters, wish to advise you that we anticipate distributing approximately 2,000 copies of the Preliminary Prospectus to underwriters, dealers, institutions and others.

The undersigned have and will, and each participating underwriter and dealer has advised the undersigned that it has and will, comply with the provisions of SEC Release No. 33-4968 of the Act and Rule 15c2-8 of the Securities Exchange Act of 1934, as amended.

We hereby join in the request of the registrant that the effectiveness of the above-captioned Registration Statement, as amended, be accelerated to 3:30 p.m. Eastern Time, on Thursday, January 22, 2015 or as soon thereafter as practicable.

Very truly yours, DEUTSCHE BANK SECURITIES INC.

By:	/s/ Craig S. Fuehrer
Name: Craig S. Fuehrer Title: Managing Director

By:	/s/ Stephen Plauché
Name: Stephen Plauché Title: Director

CITIGROUP GLOBAL MARKETS INC.

By:	/s/ Jenny Zhou
Name: Jenny Zhou Title: Vice President

J.P. MORGAN SECURITIES LLC

By:	/s/ N. Goksu Yolac
Name: N. Goksu Yolac Title: Managing Director

MORGAN STANLEY & CO. LLC

By:	/s/ Lauren Garcia Belmonte
Name: Lauren Garcia Belmonte Title: Vice President